EXHIBIT 99.(a)(1)(G)

EMAIL:

ANNOUNCEMENT OF TENDER OFFER

Date:  March 17, 2008

To:     [NAME]

From: Chris Newman

Re:     Unexercised “Discount” Options You Hold—IMPORTANT-PLEASE READ

In 2006, after we completed a voluntary review of our stock option practices, we determined that some of the options you now hold are considered discounted options that will be subject to adverse individual tax consequences under Internal Revenue Code Section 409A.

Discounted options are stock options in which the original grant date cannot be supported for accounting purposes, and a different measurement date has been assigned. The change in measurement date results in a “discounted option” because the fair market value on the new measurement date was higher than the fair market value on the original grant date.

The result of this change in measurement date for tax purposes (if the discount is not addressed) is that it could subject you to an additional 20% federal and, if applicable, an additional 20% California tax on any option spread upon vesting or, for already vested options, retroactively– in addition to normal federal and state income tax. These tax issues are complex and will be addressed in more detail in the materials we provide to you.

Our Board of Directors has made a decision to “fix” the unexercised portion of the options to eliminate this unfavorable tax treatment. Therefore, we are implementing a process to re-price these options to the fair market value on the appropriate date of grant. This will have the effect of increasing the option exercise price. Because an increase in the exercise price of the eligible options will have a negative impact on the value of those options, we will pay, in certain cases, a special cash bonus to the holders of these options to compensate for some or all of the difference.

Below is a brief summary of the process. It does not take the place of the legal documentation that will be distributed to eligible individuals shortly. We recommend that you consult with your personal tax advisor to determine the consequences of accepting or declining participation in this process. We will be setting up a meeting to provide more information shortly.

Summary

The Company is making a tender offer to eligible employees, providing them with the opportunity to have the exercise price of their eligible discounted options increased and, under certain circumstances, to receive a cash bonus. The tender offer documents have been filed with the Securities and Exchange Commission. They are the legal documentation establishing the resolution Restoration Hardware, Inc. (the “Company”) proposes to offer you as a means to avoid the adverse tax consequences under Section 409A.

Highlights of the tender offer are:

•	You may choose to increase the exercise price of your eligible Section 409A-covered option to its “Adjusted Exercise Price”.

•	In order to receive any cash bonus, you must accept the offer and remain an employee of the Company until the date this tender offer closes.

•	The “Adjusted Exercise Price” will be the fair market value of the stock on the re-measured grant date of your eligible option.

•	Once the exercise price has been amended to its “Adjusted Exercise Price”, your eligible options will no longer be subject to Section 409A (i.e., adverse tax consequences).

•	If you accept the offer and comply with its terms, you will be eligible to receive a cash bonus equal to:

•

The positive difference, if any, between the original exercise price and the lesser of your new “Adjusted Exercise Price” and the final price per share to be paid in the acquisition of the Company by affiliates of Catterton Partners, provided the “Acquisition Closing Condition” as described in the tender offer documents has been satisfied; or

•

The positive difference, if any, between the original exercise price and the lesser of your new “Adjusted Exercise Price” and $4.50, provided we have waived the “Acquisition Closing Condition” as described in the tender offer documents.

•	The cash bonus, if any, will be paid in January 2009. The payment will be subject to applicable withholding taxes and will be reportable as income to you on your 2009 Form W-2.

•

To participate in the tender offer, you must remain an employee of the Company until the tender offer closes. You must also complete and submit the applicable election form. You may withdraw your tender any time before it is accepted at the end of the tender offer period.

We will provide you with the tender offer documents, including an FAQ, a formal offer (with the applicable terms and conditions), an election form for submitting your options for amendment, and a form of stock option amendment and cash bonus agreement. This documentation is important and has specific deadlines that must be met.

In the event that you do not elect to participate in the tender offer and accept the terms, your eligible options will be subject to the adverse tax treatment of Section 409A of the Internal Revenue Code and, if applicable, the equivalent California state tax, including additional taxes and interest, and you will be solely responsible for any such taxes, interest and any penalties you may incur.

Your continued patience and understanding throughout this important process is much appreciated. If you have additional questions or concerns, please feel free to contact Sharon Rowley at (415) 945-4903 for assistance.